Executive Presidency

November 12, 2021

Mr. Brad Skinner

Office Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Southern Copper Corporation
Form 10-K for the Year Ended December 31, 2020
Response dated October 4, 2021
File No. 001-14066

Dear Mr. Skinner:

On behalf of Southern Copper Corporation (the “Company,” “we” or “SCC”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated October 28, 2021, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

1.	In your response to comment 1, you state that you considered the indirect consequences of climate-related regulation or business trends and determined those consequences have not been material. Please tell us more about your basis for this determination by better describing how you expect climate change to affect demand for your products or impact your reputation. Your response should specifically address the individual items from our prior comment. For example, your response notes an anticipated increase in demand for certain products you produce which are "essential in the manufacturing processes of technologies needed for migrating to low carbon economies," but does not explain how it could benefit you.

We appreciate the Staff’s comments. As we mentioned in our previous letter, we considered the indirect consequences of climate-related regulation (as explained in question 4) and determined that those consequences have not been material. In addition, these considerations included a potential decrease in demand for products that produce significant greenhouse gas (GHG) emissions or are related to carbon-based energy sources, a potential increase in demand for lower-emissions products, a potential increase in competition to develop lower-emissions products, and any potential reputational risks resulting from operations or products that produce material GHG emissions.

SCC recognizes that climate change will likely influence our strategy in various ways, and we aim to meet the expectations of the global business trends that are moving to demand products with lower carbon footprint. We also understand the urgency to address the impact of climate change. The Company’s operational GHG emissions have decreased over the last three years mainly due to lower fuel consumption, despite an increase in production volumes. Additionally, we are in the process of defining new emissions targets and the roadmap to achieve them.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

With climate change in the forefront of worldwide governmental and private industries initiatives, we are seeing annual increases in copper demand. According to an estimate by McKinsey & Company, annual copper demand is expected to grow by around 3% per year through 2030, and by over 2.5% per year between 2030 and 2040, and by 1.5% per year between 2040 and 2050. This means that the demand is expected to more than double by 2050 compared to 2025. The most important drivers for growth in demand are expected to occur in three sectors:

•	The electrical and electronic sector, driven by a shift to renewable power and grid expansions.
•	The building and construction sector, driven by urbanization and smart buildings.
•	The transportation sector, driven by increased demand for both passenger and commercial vehicles, including electric vehicles.

We believe these sectors are key to achieving GHG emission reduction targets in line with the objective of the Paris Agreement to limit global warming to 1.5°C above preindustrial temperature. For the year ended December 31, 2020, copper accounted for 81.6% of SCC’s total net sales. Increased demand for copper is expected to drive commodity prices up, which is beneficial to our Company’s revenues and growth.

As one of the largest copper producers worldwide, we believe the implications of climate change could benefit SCC’s reputation as stakeholders increasingly realize and acknowledge the importance of copper to help societies migrate to low carbon economies. However, we recognize that this is conditional upon the Company’s commitment to help achieve the objective of the Paris Agreement and demonstrate clear and sustained progress for decarbonizing its operations in line with such agreement.

2.	Your response to prior comment 2 states that you do not believe weather-related impacts on your major customers or suppliers have been material. However, we also note disclosure in your Form 10-K which states that the potential physical impacts of climate change may adversely impact the cost, production, and financial performance of your operations. Revise this disclosure to also address how weather-related impacts may affect your customers or suppliers or further explain to us why you do not believe they could potentially be affected.

In the risk factors section of our 2020 Form 10-K, we reported that the potential physical impacts of climate change on our operations are highly uncertain and, if they were to have an impact, the impact would be particular to the geographic location of our facilities. We indicated that any potential impact could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperatures. We cautioned that these effects may adversely impact the cost, production and financial performance of our operations. As disclosed previously, however, we do not believe these potential climate-related impacts were material to our relationships and arrangements with our major customers and suppliers during the three years ended December 31, 2020.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

We acknowledge that long-term climate-related impacts could have the potential to affect Company operations, as well as those of our major customers and suppliers. For instance, as reported on pages 194–196 of Grupo Mexico’s Sustainability Report 2020, it is expected that weather-related impacts, such as high temperatures, droughts, fires, extreme weather events, may damage transportation infrastructures and lead to interruptions or delays in the supply of key inputs and raw materials or sold products. Substantial weather-related conditions could also impact our relationships and arrangements with our major customers and suppliers by materially affecting the normal flow of our transactions, especially seaborne transactions. In Mexico, however, the vast majority of traffic is land-based, via railroad or trucks, and most of our customers and suppliers are located in North America. In Peru, on the other hand, maritime traffic represents most of our incoming and outgoing transactions. We have also considered the long-term climate-related impacts on the operations of our customers. As indicated in our 2020 Form 10-K, most of our sales are to customers in Mexico and the United States. We also sell our products to customers in Europe and Asia. For the three years ended December 31, 2020, we did not have a concentration of customers in areas that we believe have high risks of weather-related impacts. To date, weather-related conditions have not resulted in any material impacts on our relationships with our customers or suppliers.

We will continue to monitor and evaluate the potential risks and impacts from climate change on our major customers and suppliers and will consider expanding our disclosure of risks related to climate change in future filings, as warranted. At this time, however, based on the requirements to disclose the "material” risk factors in SEC filings, we do not believe these additional disclosures are required.

3.	We note from your response to comment 3 that you do not believe transition risks related to climate change are material to you or your operations. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Tell us about specific transition risks, such as those related to policy and regulatory changes, market trends, credit risks, or technological changes, and explain in more detail how you considered providing expanded disclosure in your SEC filings.

We appreciate the Staff’s comments. As stated in our previous letter, we do not believe that the transition risks of climate change have been material. We made this determination based on, among things, the specific elements of the staff's prior comment.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

As we explained in our prior responses, the 2020 Sustainable Development Report issued by Grupo Mexico includes an analysis of the climate-risks, including transition risks, that are most important to the Company's investors. The Company does not believe the transition risks identified in the Sustainable Development Report are material, at this time. For instance, the Company believes any material climate change transition risks related to policy or regulatory changes will be driven by the geographic locations the Company primarily operates in—Mexico and Peru. As we explain further in our response to comment 4 below, the climate change policy and regulatory changes in Mexico and Peru have had a very limited, immaterial financial impact on SCC.

The Company has also considered the potential impact of technological and other operational changes related to transition risks, such as transitioning to a higher use of renewable power (including the fact that our parent company has an infrastructure division that is producing renewable energy and could be expanded in the future), the potential increased costs of the water resources we use and the steps we are taking to sustainably manage our water usage, whether and how technological changes may change how we operate our mines and how the productivity of our workforce in our mining operations could be impacted by the rise in temperatures. The Company does not believe these considerations are material at this time.

The Company has further considered how the demand for global and national GHG emission reduction targets could increase regulatory burdens for companies and increase the demand for low or zero carbon products from clients, investors and stakeholders in general. But, at this time, the Company does not believe those demands had a material impact on the Company's business, financial condition, or results of operations. Indeed, at this time we believe the effects of transition risks related to climate change could have a positive impact on the Company's business, financial condition, and results of operations. It is important to note that the principal product the Company sells, copper, is essential in manufacturing clean and renewable technologies that are needed to transition to low-carbon economies to mitigate climate change, due to copper’s high conductivity. For example, copper is used to make components for wind generators, solar panels and electric vehicles.

Nevertheless, the Company intends to continue to consider the impact of transition risks related to climate change on the Company's business, financial condition, and results of operations and will consider expanding related disclosures in its future SEC filings.

4.	Your response to prior comment 4 states that there were no material increased compliance costs related to regulations regarding climate change in the regions where you operate. Tell us about the compliance costs you incurred to comply with laws and regulations related to climate change and explain how you concluded the related amounts were not material (with quantitative support).

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

The Company primarily operates in two jurisdictions, Peru and Mexico. In Peru, climate change regulations are incipient and currently apply only to all Peruvian governmental institutions and agencies. It is expected that further Peruvian regulations will be applicable to non-governmental entities but such regulations have not yet been enacted. Mexico intends to involve the private sector in the implementation of its Nationally Determined Contributions through the introduction of an Emissions Trading System (ETS), now in its pilot phase (ending December 31, 2022), aimed at stimulating capacity building among participants. The mining sector is covered in the ETS but only for units that emit more than 100,000 tons CO2 direct emissions per year (two units in the case of SCC) that for the moment are required to report and to verify their emissions once a year with average costs of less than $6,000 per unit. Units that emit more than 25,000 tons CO2 equivalent per year (all our Mexican units) are required to report their emissions to the National Emissions Registry (RENE) every year and to verify the reported emissions every three years. As a result, our total annual compliance costs related to climate change regulations in Mexico were less than $30,000 for each of the three years ended December 31, 2020, which was not material to us.

In preparing our 2020 Form 10-K, we also considered other expenses on climate-related matters, including the costs of tracking legislative and regulatory developments on climate change and preparing sustainability disclosures such as those incorporated into Grupo Mexico’s Sustainability Report 2020. We have a number of employees assigned to these tasks, and, as part of a fee arrangement we have with our holding company for various services, our holding company helps us with tracking legislative and regulatory developments and preparing disclosures for climate-related matters. For the three-year period ended December 31, 2020, our aggregate expenses related to climate-related laws and regulations (including the verification payments for complying with the RENE requirements, employee expenses, and the fee paid to our holding company, which covers additional items other than climate-related matters) were not material.

5.	We note from your response to prior comment 5 that you had no material purchase or sale of carbon credits or offsets for the periods presented. Provide us with quantitative information to support this statement.

SCC purchased no carbon credits or offsets for the three-year period ended December 31, 2020.

Closing Comments

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob at +(602) 264-1375 option 1 or our General Counsel, Mr. Andres Ferrero at +511-512-0440 (ext. 3201).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375 - Fax: 1 (602) 264-1397

www.southerncoppercorp.com